Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 28, 2016

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	MANAGED PORTFOLIO SERIES (the “Trust”) Post-Effective Amendment - Application for Withdrawal Securities Act Registration No: 333-172080 Investment Company Registration No: 811-22525 CIK No. 0001511699

Dear Ms. Rossotto:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests that Post-Effective Amendment No. 205 under the 1933 Act (No. 206 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, which was filed as EDGAR submission type 485BPOS with the U.S. Securities and Exchange Commission on January 27, 2016 (Accession No. 0000894189-16-007132), be withdrawn.

Post-Effective Amendment No. 205 was filed for the purpose of updating financial information and making certain other non-material, routine changes on behalf of the Smith Group Large Cap Core Growth Fund and Smith Group Small Cap Focused Growth Fund (the “Funds”).  The Trust is filing this application for withdrawal due to misstated information within the expense example tables in the summary section of the Funds’ prospectus. The Trust intends to re-file a Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act to update financial information and to make certain other non-material, routine changes on behalf of the Funds on January 28, 2016.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (414)765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk
Secretary of Managed Portfolio Series

cc:  Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson P.A.